082-02636

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED

2008 JUL 30 P 12:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

08004079

PROCESSED

AUG 04 2008 SA

THOMSON REUTERS

dlw 7/31

Suite 800 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

12(g) No. 82-2636
Symbol CRN-T

Midwest Zone Development Leads to Higher Grades and Gold Production
QR Mine Project B.C.

July 29, 2008 - Vancouver, British Columbia - Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") is very pleased to announce that operations and overall mine performance of the QR Mine are improving significantly with the transition from the surface mining of the Northwest Zone to underground mining of the West Zone. The grade of ore now being produced from the underground Midwest Zone is expected to average over 5 grams per tonne compared to the lower grade ore that was encountered in the last benches of the Northwest Zone. As a result, the gold pour for the last two weeks has been over 1,000 ounces, which are some of the highest gold pours to date from the QR Mine.

Underground mining operations have been progressing well and have met or exceeded the projected development and production rates. This, in turn, is expected to assure constant and reliable feed for the mill at the projected tonnage and grade. The mill continues to operate at acceptable rates although some adjustments have had to be completed as a result of the different nature of the Midwest Zone mineralization and the higher gold grades. With the completion of these necessary adjustments, mill recovery levels are reaching projected levels and are expected to be maintained as the new underground ore continues to be the main source of feed.

As development of the Midwest Zone continues, the Company's engineering staff is now finalizing the final design and planning to initiate further development, bulk sampling and ultimately full operations from the West Zone. The Scoping Study Technical Report prepared in 2007 projected a developable resource of 239,189 tonnes grading 5.69 grams per tonne from this area. Project planning has the West Zone development underway in the fall of 2008 to supplement the Midwest Zone. The grade of the West Zone and especially the "North Lobe" is some of the highest outlined within the QR Property and, as such, will be an important source of ore as operations continue into 2009.

While the focus of management has been towards ongoing operations, planning for the future development of the North Zone continues. Drill results have served to confirm the development potential of the North Zone that was predicted from historic surface drilling. Current plans include infill drilling, followed by initial development and bulk sampling. The North Zone decline, which was developed to allow for further exploration and evaluation of the Zone is only 50 to 75 meters from the North Zone gold mineralization.

The QR Project is being supervised by Michael Sanderson, Mine Manager and Jim Miller Tait, Vice President of Exploration who is the designated Qualified Person and who has reviewed the contents of this news release.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

END